FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1  AGM Statement







                                NORTHERN ROCK PLC

The Annual General Meeting (the Meeting) of Northern Rock plc (the Company) was held on 27 April 2004.

Two copies of resolutions passed at the Meeting (other than resolutions concerning ordinary business) were forwarded to the UK Listing Authority on 27 April 2004 making them available to the public for inspection at the Document Viewing Facility.



                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  27 April, 2004           By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary